SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549

                           SCHEDULE 13D
           (Under the Securities Exchange Act of 1934)

                 Lucas Educational Systems, Inc.
                         (Name of Issuer)

                       Common Voting Stock
                  (Title of Class of Securities)

                            549332104
                          (CUSIP Number)

Karl S. Smith, Suite 201, 455 East 500 South, Salt Lake City, UT 84111, (801-532-1742)
(Name, Address and Telephone Number of Person Authorized to Receive Notices)

                        November 19, 1997
     (Date of Event which Requires Filing of this Statement)

     1.   Smith Consulting Services, Inc., IRS Identification No. 87-0566192.

     2.   (a)__.

     (b) X .

     3.   _____________________________________________________________________
                          (SEC use only)

     4.   WC.

     5. Karl S. Smith, President and a director, entered a guilty plea for failure to file a federal income tax return for 1990 in the United States District Court for the District of Utah, Civil No. 95-CR-00055001-5.

     6.   Utah.

     Number of Shares         7.   Sole Voting Power: 960,000.
     Beneficially Owned       8.   Shared Voting Power: None.
     by Each Reporting Person 9.   Sole Dispositive Power: 960,000.
                          10. Shared Dispositive Power: None.

     11.  960,000.

     12. ____(No shares are excluded in the numerical or percentage computations herein).

     13.  9%.

     14.  CO.

     Item 1. Lucas Educational Systems, Inc., a Delaware corporation (SEC File No. 0-24374 [the "Company"]); P. O. Box 789, Templeton, California 93465; $0.001 par value common voting stock.

     Item 2.(a)     Smith Consulting Services, Inc., a Utah corporation.
          (b)  Suite 201, 455 East 500 South, Salt Lake City, Utah 84111.
          (c)  Same as (b).
          (d) Karl S. Smith, President and a director, entered a guilty plea for failure to file a federal income tax return for 1990 in the United States District Court for the District of Utah, Civil No. 95-CR-00055001-5.

     Item 3.   Working capital.

     Item 4.   The purpose of the transaction was investment only.

     Item 5.(a)     960,000 shares.
          (b)  Sole Voting Power: 960,000 shares; Shared Voting Power:
None; Sole Dispositive Power: 960,000 shares; and Shared Dispositive Power:
None.
          (c)  None.
          (d)  None; not applicable.
          (e)  Not applicable.

     Item 6.   None.

     Item 7.   Not applicable.

     After a reasonable inquiry and of my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               SMITH CONSULTING SERVICES, INC.


Dated: 12/30/97.                   By Karl S. Smith
       --------                        -------------
                                      Karl S. Smith, President